UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012.

Commission File Number 000-51341

Gentium S.p.A.

(Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

The Registrant's press release regarding fourth quarter and year-end results is attached hereto as Exhibit 1 and incorporated by reference herein in its entirety. This report and the exhibit attached thereto are incorporated by reference into the registration statements of Gentium S.p.A. on Forms F-3: File No. 333-135622, File No. 333-137551, File No. 333-138202, File No. 333-139422, File No. 333-141198, and File No. 333-174575, and on Forms S-8: File No. 333-137534 and File No. 333-146534.

Exhibit	Description
1	Press release dated March 27, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name: Salvatore Calabrese Title: Chief Financial Officer and Senior VP, Finance

 Date: March 27, 2012.

INDEX TO EXHIBITS

Exhibit	Description
1	Press release dated March 27, 2012.

Exhibit 1

PRESS RELEASE

Gentium Reports Fourth Quarter and

Year End 2011 Financial Results

•	Defibrotide usage increased by 28% to EUR 16.89 million (US$ 21.91 million)
•	Total product sales of EUR 21.73 million (US$ 28.19 million)
•	Net income of EUR 2.71 million (US$ 3.52 million)
•	Cash flow positive and stronger cash position

VILLA GUARDIA (COMO), Italy, March 27, 2012 (GlobeNewswire) - Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today reported financial results for the quarter and year ended December 31, 2011. The Company reports its financial and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company's financial statements are prepared using the Euro as its functional currency. On December 31, 2011, EUR 1.00 = $1.2973.

“We are pleased to report that Defibrotide usage increased by 28% in 2011 when compared with 2010, and total product sales fell within our most recent range of guidance of €21-23 million ($27.2 -$29.8 million). We have been able to finance the establishment of our European commercial team, repay the current portion of our long-term debt and fund our working capital,” stated Salvatore Calabrese, SVP Finance and Chief Financial Officer of Gentium S.p.A. “We ended 2011 with a net income of €2.71 million ($3.52 million), which was impacted by a tax reform that established a minimum corporate tax, expenses incurred in connection with the establishment of our commercialization infrastructure, and the termination of the ratable accounting of 2010 Sigma-Tau upfront payments. In 2011, the Company remained cash flow positive and strengthened our cash position. For 2012, we project revenues from product sales to be in the range of €22-€25 million ($29–$32 million).”

“The recent publication of the Defibrotide prevention study in The Lancet (vol 379) and the commentary on the outcome of the study as ‘one that will hopefully change practice in pediatric patients and might also provide an impetus to investigate treatment options for adult patients’ is very encouraging,” stated Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A. “We continue to see an increased usage of Defibrotide globally. Through our recently established license and distribution agreements with several specialized partners and our expanded commercial infrastructure, we are attending in a more timely manner to physician requests worldwide. We continue to explore opportunities for new partnerships that would enable us to provide Defibrotide in countries where the drug is currently unavailable. On the regulatory front, we have submitted our response to the Day 120 List of Questions (the “LoQs”) issued by the European Medicines Agency’s (“EMA”) Committee for Medicinal Products for Human Use (“CHMP”), and will continue to work closely with the EMA on our marketing authorization application (“MAA”) for Defibrotide in Europe. Additionally, we continue to work on our remediation plan to address the issues raised by the US Food and Drug Administration (“FDA”) with respect to our New Drug Application (“NDA”) for Defibrotide, and we are hopeful that we would be in a position to file a new NDA as early as 2012.”

As previously announced, Gentium will host a conference call today (March 27 2012) at 8:00 a.m. ET / 2:00 p.m. CET to discuss the 2011 financial results and to provide a business update to interested parties.

To participate in the call, please dial 1-866-966-9439 (US toll-free) or +44(0)1452-555-566 (international/toll) using the Conference ID 62307659. Participants must register ten minutes before the call is scheduled to begin,

The call will also be broadcast live on the internet at http://www.gentium.com and will be archived for replay for 30 days. The replay can be accessed on the Company's website, http://www.gentium.com or by calling 1-866-247-4222 (US toll-free) or +44(0)1452-550-000 (international/toll) using Conference ID 62307659.

2011 Corporate Highlights:

•	On February 8, 2011, we announced the completion of preclinical and in-life clinical studies showing that Defibrotide has low or no potential for drug-drug interactions and did not prolong the QT/QTc interval in volunteers. Defibrotide appears to have some effect on pregnancy and intrauterine development, although given the veno-occlusive disease (“VOD”) disease status and pre-transplant and chemo-inductive therapy regimens, pregnant females are unlikely to be included in the Defibrotide population.

•	On March 3, 2011, we announced the appointment of Adrian Haigh as Senior Vice President, Commercial Operations, whose role includes responsibility for preparing for the commercial launch of Defibrotide upon regulatory approval, if any.

•	On April 5, 2011, we hosted a symposium on Defibrotide entitled “Advances in the Management of Endothelial Complications of Hematopoietic Stem Cell Transplantation: the Emerging Role of Defibrotide,” at the 37th Annual Meeting of the European Group for Blood and Marrow Transplantation in Paris, France.

•	On May 10, 2011, we announced the filing of our MAA for Defibrotide for the treatment and prevention of hepatic VOD in adults and children. On February 21, we announced Gentium’s submission of its responses to the Day 120 LoQs from the EMA’s CHMP. The CHMP will continue its review of the MAA and will either issue an opinion on the MAA or submit a List of Outstanding Issues requiring further clarification, the latter of which will stop the review clock to permit us time to respond.

•	On June 15, 2011, we announced the appointment of Link Pharmaceuticals as the exclusive distributor of Defibrotide in Australia and New Zealand.

•	On June 16, 2011, we announced the appointment of Gen Illac A.C. as the exclusive distributor of Defibrotide in Turkey.

•	On June 21, 2011, we announced the appointment of Medison Pharma Ltd. as the exclusive distributor of Defibrotide in Israel and the Palestinian Authority.

•	On July 6, 2011, we announced the filing of our NDA with the FDA for Defibrotide for the treatment of hepatic VOD in adults and children undergoing hematopoietic stem-cell transplantation. On August 17, 2011, we announced our voluntary withdrawal of the NDA following correspondence from the FDA identifying several potential “Refuse to File” issues. We have begun implementing a remediation plan, which includes an analysis of the issues raised by the FDA, and the engagement of contract research organizations (“CROs”) and several outside consultants to assist us in addressing the issues raised. Currently, we are working with these CROs and consultants to conduct additional quality reviews of the original datasets and databases.

•	On November 22, 2011, we announced the establishment of our commercial team in Europe. The team plans to implement direct sales forces in Austria, Belgium, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Switzerland and the United Kingdom and to manage sales through several distributor partners for other parts of the world outside of these territories and the Americas.

•	On December 12, 2011, interim results from the on-going Phase 3 Treatment Investigational New Drug study consisting of 269 patients, were presented at the American Society of Hematology. The data demonstrated significantly improved outcomes for patients with severe VOD treated with Defibrotide when compared with untreated historical controls. The results confirm the findings of previous trials and also provide positive outcomes for the use of Defibrotide in post-chemotherapy patients that did not receive stem cell transplantation. Additionally, there were low incidences of graft versus host disease in allogeneic stem cell transplant patients treated with Defibrotide. The results are consistent with previous studies showing that Defibrotide is well tolerated in these populations.

•	On January 9, 2012, we announced the appointment of Swedish Orphan Biovitrum AB as the exclusive distributor of Defibrotide in the Nordic and Baltic territories.

•	On February 21, 2012, we announced that Gentium has responded to the Day 120 LoQs, from the EMA’s CHMP. The CHMP will continue its review of the MAA and will either issue an opinion on the MAA or submit a List of Outstanding Issues, or LoOIs, requiring further clarification, the latter of which will stop the review clock to permit us time to respond.

•	On February 27, 2012, we announced the publication of results from the pediatric prevention Phase III study in the renowned medical journal, The Lancet.

•	On March 6, 2012, we announced the appointment of Carin Heringa as Senior Vice President and Scientific Director of the Company.

Financial Highlights

For the year ended December 31, 2011 compared to the year ended December 31, 2010:

•	Product sales were EUR 21.73 million, compared to EUR 19.72 million;
•	Total revenues were EUR 23.88 million, compared to EUR 24.55 million;
•	Operating costs and expenses were EUR 20.39 million, compared to EUR 20.08 million;
•	Research and development expenses, which are included in operating costs and expenses, were EUR 5.53 million, compared to EUR 6.10 million;
•	Operating income was EUR 3.50 million, compared to EUR 4.47 million;
•	Income tax expenses were EUR 0.81 million, compared to EUR 0.40 million;
•	Net income was EUR 2.71 million, compared to EUR 4.08 million;
•	Basic and diluted net income per share was EUR 0.18 and EUR 0.17, respectively, compared to EUR 0.27 per share.

In addition, cash and cash equivalents amounted to EUR 9.99 million as of December 31, 2011

For the fourth quarter ended December 31, 2011 compared to the prior year's fourth quarter:

•	Product sales were EUR 5.71 million compared to EUR 4.85 million;
•	Total revenues were EUR 5.84 million, compared to EUR 6.11 million;
•	Operating costs and expenses were EUR 5.40 million, compared to EUR 5.25 million;

•	Research and development expenses, which are included in operating costs and expenses, were EUR 1.19 million, compared to EUR 1.48 million;
•	Operating income was EUR 0.44 million, compared to EUR 0.86 million;
•	Income tax expense was EUR 0.18 million, compared to EUR 0.45 million;
•	Net income was EUR 0.08 million, compared to EUR 0.64 million;
•	Basic and diluted net income per share were EUR 0.01 and EUR 0.005, compared to EUR 0.04 per share.

Operating Results

Total product sales, which include sales of Defibrotide and active pharmaceutical ingredients (“APIs”) were €21.73 million for 2011 compared to €19.72 million for 2010, an increase of €2.01 million or 10.2%. The increase was primarily due to a higher volume of Defibrotide distributed through the named-patient and cost recovery programs, which can be partially attributed to the partnerships entered into in 2011 with specialized regional partners for the distribution of Defibrotide on a named-patient basis, and an increased awareness of Defibrotide. Revenues from the distribution of Defibrotide through the named-patient and cost recovery programs amounted to €16.89 as of December 31, 2011, compared to €13.18 million as of December 31, 2010, recording an increase of €3.71 million or 28%. The fourth quarter Defibrotide sales of €4.55 million are the highest quarter sales recorded to date. For the years ended December 31, 2011 and 2010, named-patient and cost recovery program sales were net of €3.17 million and €2.13 million in service fees, respectively.

API sales were €4.85 million for 2011 compared to €6.53 million for 2010, a decrease of €1.68 million or 26%. Of the €1.68 million decrease, €1.40 million is attributable to the sulglicotide API business, which suffered a drop in volume of sales of €0.82 million and a reduction in price of €0.58 million, mainly due to a 20% reimbursement cut from the South Korean government for a finished drug manufactured by a South Korean commercial partner that uses sulglicotide as an API. In addition, we experienced a decrease of €.28 million in urokinase revenues, which was largely attributable to lower volume of sales.

Other revenues mainly refer to our licensing, supply and distribution and cost sharing agreements with Sigma Tau. Other revenues were €2.15 million for 2011 compared to €4.84 million for 2010. The decrease versus the prior year is primarily attributable to a decrease in activities eligible for reimbursement from Sigma-Tau pursuant to a cost sharing arrangement, such as pre-clinical and clinical trials. Reimbursements for such activities amounted to € 0.32 million and €1.14 million for 2011 and 2010, respectively. In addition, of the €5.11 million ($7.0 million) up-front payment advanced by Sigma-Tau in connection with the amendment of the existing license and supply agreement to include the prevention indication of Defibrotide in the Americas, we had a ratable recognition of €1.70 million ($2.33 million) for 2011 compared to €3.41 million for 2010, a decrease of €1.71 or 50%.

Our cost of goods sold was €6.04 million in 2011 compared to €5.79 million in 2010. The cost of goods sold includes write-downs of €0.34 million and €0.38 million for 2011 and 2010, respectively, in order to adjust the carrying values of some APIs to their net realizable values. Overall, the cost of goods sold as percentage of product sales was 28% in 2011 compared to 29% in 2010, mainly due to a different composition of product mix with proportionately increased sales of Defibrotide, which has a higher margin compared to sales of our other APIs. The increase in gross margin was partially offset by a decrease in the price of sulglicotide and unfavorable manufacturing costs associated with the reprocessing of some of the APIs.

We incurred research and development expenses of €5.53 million in 2011 compared to €6.10 million for 2010. Research and development expenses were primarily for the development of Defibrotide to treat and prevent VOD. The decrease from the comparable period in 2010 was primarily due to the completion of a technology transfer, costs associated with pre-clinical and clinical trials, such as reproductive toxicity, hERG channel, QT/QTc, and pharmacokinetics of Defibrotide in healthy volunteers, and stock-based compensation, offset by an increase in scientific consultancy, regulatory activities and severance, employee termination benefits and other exit costs in the amount of €0.43 million associated with a change in management in early October.

Our general and administrative expenses were €5.49 million for 2011 compared to €5.84 million for 2010. 2010 general and administrative expenses included the release of a reserve for doubtful accounts of €0.27 million due to the deemed payment of accounts receivable through the elimination of the same amount of accounts payable due to the same counterparty. Excluding such release, general and administrative expenses would have been €5.63 million. The slight decrease from the prior year was primarily due to the elimination of administrative and payroll expenses incurred by our New York office, which closed in 2010, offset by an increase in administrative expenses incurred in connection with the formation of a wholly-owned subsidiary in Switzerland, along with higher stock-based compensation expenses, which amounted to €1.35 million and €1.22 million for the years ended December 31, 2011 and December 31, 2010, respectively.

Sales and marketing expenses were €2.24 million for 2011 compared to none for 2010. Sales and marketing expenses relate to costs incurred in connection with the establishment of our European commercial team. Sales and marketing expenses refer mainly to recruiting, payroll, health economic and marketing analysis and stock-based compensation costs.

Restructuring charges were none and €1.10 million for 2011 and 2010, respectively. 2011 severance, employee termination benefits and other exit costs of €0.43 million associated with a change in management in early October were classified as research and development expenses. For 2010, €0.95 million in such charges were attributable to employee termination benefits, outplacements costs, costs to terminate lease agreements and other exit costs resulting from the strategic decision to close our New York office and to consolidate our resources and corporate operations into our headquarters in Como, Italy. In addition, as a result of a workforce reduction, we recorded €0.15 million in one-time employee termination benefits, outplacements costs, termination notice and legal contractual compensation due upon early resolution of the employments agreements.

Income tax expenses were €0.81 million for 2011 compared to €0.40 million for 2010, an increase of €0.41 million or 100%. The increase is mainly due to new corporate tax legislation enacted in December 2011 by the Italian Parliament to raise funds for the country’s deficit. The corporate tax reform established that net operating losses can be carried forward indefinitely, as opposed to five years, and can offset up to 80% of the taxable income establishing a minimum corporate tax rate of 5.5%. We accrued €0.30 million in such taxes in 2011.

Our net income was €2.71 million in 2011 compared to €4.08 million in 2010. The difference was primarily due to an increase in the volume of Defibrotide sold through the named-patient and cost recovery programs, offset by a decrease in our API sales and other income and revenues under the cost sharing agreement entered into with Sigma-Tau (including the ratable recognition of a portion of the up-front payment made by Sigma-Tau in connection with the amendment of its existing license and supply agreement with us). Also contributing to the variance was a decrease in research and development expenses and restructuring charges, offset by an increase in sales and marketing expenses associated with the establishment of a sales-force which was not present in 2010 as well as an increase in current income tax expenses as a consequence of the new corporate tax reform.

About VOD

Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplantation can damage the lining cells of hepatic blood vessels and result in VOD, a blockage of the small veins in the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). Stem cell transplantation is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. At present, we are unaware of any approved agent for the treatment or prevention of VOD in the United States or the European Union.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. Food and Drug Administration (FDA) and Orphan Medicinal Product Designation by the European Medicines Agency, both to treat and to prevent VOD, as well as Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to any financial forecast or the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

GENTIUM S.p.A.

CONSOLIDATED BALANCE SHEETS

Amounts in thousands except share	As of December 31,
	2010	2011
ASSETS
Cash and cash equivalents	€8,742	€9,990
Available for sale securities	263	-
Accounts receivable, net of allowance of €27 as of December 31, 2010 and 2011	3,442	5,128
Accounts receivable from related parties, net of allowance of €850 as of December 31, 2010 and 2011	657	286
Inventories, net of allowance of €451 and €789 as of December 31, 2010 and 2011, respectively	2,364	2,946
Prepaid expenses and other current assets	541	488
Total Current Assets	16,009	18,838

Property, manufacturing facility and equipment, net	8,598	8,508
Intangible assets, and other non-current assets	67	66
Total Assets	€24,674	€27,412

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	€4,308	€5,089
Accounts payable to related parties	372	290
Accrued expenses and other current liabilities	1,902	1,710
Deferred Revenues	1,704	494
Current portion of capital lease obligations	70	21
Current maturities of long-term debt	1,098	504
Total Current Liabilities	9,454	8,108

Long-term debt, net of current maturities	1,759	1,545
Capital lease obligations	21	-
Termination indemnities	510	376
Total Liabilities	11,744	10,029

Share capital (no par value); 18,302,617 and 19,656,317 shares authorized as of December 31, 2010 and 2011; 14,956,317 and 14,969,150 shares issued and outstanding at December 31, 2010 and 2011	108,485	110,228
Accumulated deficit	(95,555)	(92.845)
Total Shareholders’ Equity	12,930	17,383
Total Liabilities and Shareholders’ Equity	€24,674	€27,412

GENTIUM S.p.A.
CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended December 31,		For the year ended December 31,
	2010	2011	2010	2011
Revenues:
API product sales	€1,624	€1,156	€6,533	€4,848
NPP product sales	3,221	4,556	13,182	16,886
Total product sales	4,845	5,712	19,715	21,734
Other revenues	139	99	289	123
Other revenues from related party	1,125	29	4,547	2,026
Total Revenues	6,109	5,840	24,551	23,883

Operating costs and expenses:
Cost of goods sold	1,501	1,888	5,786	6,035
Research and development	1,479	1,193	6,104	5,533
General and administrative	1,761	1,149	5,835	5,490
Sales & Marketing	-	893	-	2,237
Charges from related parties	128	45	346	222
Restructuring charges	148	-	1,101	-
Depreciation and amortization	237	231	908	870
	5,254	5,399	20,080	20,387
Operating income	855	441	4,471	3,496

Foreign currency exchange gain/(loss), net	(14)	56	90	46
Interest (expense)/income, net	(23)	27	(87)	(21)
Income before income tax expenses	€818	€524	€4,474	€3,521

Provision for income taxes:
Income tax expenses	(181)	(446)	(397)	(811)
Net income	€637	€78	€4,077	€2,710

Net Income per share:
Basic	€0.04	€0.01	€0.27	€0.18
Diluted	0.04	0.00	0.27	0.17
Weighted average shares used to compute net income per share:
Basic	14,956,317	14,964,006	14,956,317	14,964,006
Diluted	15,245,385	16,391,006	14,956,317	16,391,006

GENTIUM S.p.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended December 31,		For the year ended December 31,
	2010	2011	2010	2011
Net income	€637	€78	€4,077	€2,710
Adjustments to reconcile net income to net cash provided by operating activities:
Write-down of inventory	232	422	375	337
Unrealized foreign exchange gain/(loss)	40	(32)	8	(48)
Depreciation and amortization	340	342	1,323	1,320
Stock based compensation	344	332	1,523	1,666
Deferred Revenues	-	93	-	-
(Gain)/Loss on fixed asset disposal	4	(14)	24	(14)
Allowance for doubtful accounts	26	-	26	-
Release of allowance for doubtful accounts	-	-	(250)	-
Provision for income taxes	181	215	397	580
Changes in operating assets and liabilities:
Accounts receivable	(17)	(458)	(499)	(1,281)
Inventories	(830)	(195)	(1,188)	(919)
Prepaid expenses and other current and noncurrent assets	131	84	900	42
Accounts payable and accrued expenses	(194)	(448)	(92)	(648)
Deferred Revenues	(852)	-	1,704	(1,210)
Termination indemnities	3	(48)	(91)	(134)
Net cash provided by operating activities	€45	€371	€8,237	€2,401

Cash Flows From Investing Activities:
Capital expenditures	(121)	(210)	(205)	(718)
Intangible assets expenditures	-	4	-	-
Sales of marketable securities	-	-	-	263
Proceeds from sales of equipment	-	62	-	62
Net cash used in investing activities	€(121)	€(144)	€(205)	€(393)

Cash Flows From Financing Activities:
Proceeds from stock options exercise	-	-	-	77
Repayments of long-term debt	(461)	(197)	(649)	(808)
Principal payment of capital lease obligation	(17)	(19)	(67)	(70)
Net cash used in financing activities	€(478)	(216)	€(716)	€(801)

Increase/(Decrease) in cash and cash equivalents	(554)	11	7,316	1,207
Effect of exchange rate on cash and cash equivalents	6	70	34	41
Cash and cash equivalents, beginning of period	9,290	9,909	1,392	8.742
Cash and cash equivalents, end of period	€8,742	€9,990	€8,742	€9,990

SOURCE: Gentium S.p.A.

Gentium S.p.A.

Salvatore Calabrese, +39 031-385-287

SVP & CFO

scalabrese@gentium.it

or

The Trout Group

Marcy Nanus, +1 646-378-2927

mnanus@troutgroup.com